SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1 as to 65 BR Trust and Amendment No. 14
as to Mr. William T. Comfort, III)

Lyris, Inc. (LYRI.OB)
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

46622H 10 3
(CUSIP Number)

William T. Comfort, III
127-131 Sloane Street
4th Floor, Liscartan House
London, SW1X 9AS, United Kingdom
44-207-808-4782

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

CUSIP No. 4662HH 10 3

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

65 BR Trust/13-7201388
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
		7	SOLE VOTING POWER
NUMBER OF
SHARES			22,461,538
BENEFICIALLY		8	SHARED VOTING POWER
OWNED BY
EACH			0
REPORTING		9	SOLE DISPOSITIVE POWER
PERSON
WITH			22,461,538
		10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,461,538*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

15.9%
14	TYPE OF REPORTING PERSON

OO

*Mr. Comfort disclaims beneficial ownership of the 22,461,538 shares held by the 65 BR Trust

CUSIP No. 4662HH 10 3

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Mr. William T. Comfort, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
		7	SOLE VOTING POWER
NUMBER OF
SHARES			38,582,750[1]
BENEFICIALLY		8	SHARED VOTING POWER
OWNED BY
EACH			42,453,126[2]
REPORTING		9	SOLE DISPOSITIVE POWER
PERSON
WITH			38,582,750[1]
		10	SHARED DISPOSITIVE POWER

42,453,126[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

81,035,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

57.4%
14	TYPE OF REPORTING PERSON

IN

1. Includes 16,121,212 shares of Issuer Common Stock held of record by Mr. Comfort and 22,461,538 shares held of record by 65 BR Trust, for which Mr. Comfort is the investment advisor and for which has voting and dispositive power. The beneficial owners of the 65 BR Trust are Mr. Comfort’s children and Mr. Comfort expressly disclaims beneficial ownership of any of the shares of Issuer Common Stock held by the 65 BR Trust.

2. Includes 42,453,126 shares of Issuer Common Stock held of record by LDN Stuyvie Partnership, of which Mr. Comfort is the general partner.

3. Includes 16,121,212 shares of Issuer Common Stock held of record by Mr. Comfort and 22,461,538 held of record by 65 BR Trust, for which Mr. Comfort is the investment advisor and for which he has voting and dispositive power, and 42,453,126 shares of Issuer Common Stock held of record by LDN Stuyvie Partnership, of which Mr. Comfort is the general partner. Mr. Comfort expressly disclaims beneficial ownership of any of the 22,461,538 shares of Issuer Common Stock held by the 65 BR Trust.

This Amendment No. 14 to Schedule 13D amends and supplements Items 3-6 contained in the Schedule 13D initially filed on or about January 3, 2003, by William T. Comfort, III and subsequently amended on January 13, 2003, August 23, 2006, December 7, 2006, February 6, 2007, March 12, 2007, March 19, 2007, March 10, 2008 March 19, 2010, April 14, 2010, April 20, 2010, June 3, 2011, November 21, 2011 and November 29, 2011 with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Lyris, Inc. (the “Issuer”). This Amendment No. 1 to Schedule 13D amends and supplements Items 3-6 contained in the Schedule 13D initially filed on or about November 29, 2011 by 65 BR Trust (the “Trust”) with respect to the Common Stock of the Issuer. Mr. Comfort and the Trust are referred to herein as the “Reporting Persons.” Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration

On November 29, 2011, 65 BR Trust, for which Mr. Comfort is the investment advisor to the Trust, acquired, 2,432,849 shares of the Issuer’s stock in a private purchase. Trust funds of $255,449 were used to purchase the shares.

Item 4. Purpose of Transaction

The Trust’s purchase is for investment purposes only. Neither Mr. Comfort nor the Trust has any plans or proposals which relate to or would result in any of the actions described in items (a) through (j) of Item 4 of Schedule 13D with respect to the shares purchased in this transaction.

Item 5. Interest in Securities of the Issuer

(a) Mr. Comfort may be deemed to beneficially own in the aggregate 81,035,876 shares of Common Stock of the Issuer, representing approximately 57.4% of the outstanding shares of Common Stock of the Issuer. Mr. Comfort expressly disclaims beneficial ownership of any of the 22,461,538 shares of Issuer Common Stock held by the Trust.

(b)

     (1) Of the 38,582,750 shares of Common Stock of the Issuer for which Mr. Comfort has sole voting and dispositive power, 16,121,212 such shares are held of record by Mr. Comfort and 22,461,538 are held by the Trust. The beneficial owners of the Trust are Mr. Comfort’s children. Mr. Comfort expressly disclaims beneficial ownership of the 22,461,538 shares held by the Trust, and nothing herein shall be deemed to be an admission by Mr. Comfort as to the beneficial ownership of such shares.

     (2) Of the 42,453,126 shares of Common Stock of the Issuer of which Mr. Comfort has shared voting and dispositive power, all such shares are held of record by the LDN Stuyvie Partnership.

(c) November 21, 2011, the Trust acquired 2,432,849 shares of the Issuer’s stock in a private purchase at a price of $0.105 per share. Mr. Comfort is the investment advisor to the Trust and has voting and dispositive power over the shares of the Issuer’s stock held by the Trust but expressly disclaims beneficial ownership of those shares, and nothing herein shall be deemed to be an admission by Mr. Comfort as to the beneficial ownership of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 5 above.

Item 7. Material to be Filed as Exhibits

Exhibit A: Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, filed as Exhibit 99.1 to the Schedule 13D filed by Mr. Comfort and the Trust on November 29, 2011, and incorporated herein by reference.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

65 BR Trust

Dated: December 09, 2011	By:	/s/ William T. Comfort, III
William T. Comfort, III
Investment Advisor

WILLIAM T. COMFORT, III

Dated: December 09, 2011		/s/ William T. Comfort, III